UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

       Under the Securities Exchange Act of 1934 (Amendment No. ________)*

                            ALANCO TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   011612 40 5
                                 (CUSIP Number)

                                Richard S. Vanek
                3220 Commander Drive, #101, Carrollton, TX 75066
                                  972-980-7098
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 6, 2001
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover pageshall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

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

CUSIP No. ..................................011612 40 5

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
           Richard S. Vanek
           ###-##-####

        2. Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) _____________
           (b) _____________

        3. SEC Use Only........................................................

        4. Source of Funds (See Instructions)   OO - Sold business assets to
           issuer as described in Item 3.

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) .................

        6. Citizenship or Place of Organization   USA

Number of Shares
Beneficially      7.       Sole Voting Power     505,000
Owned by          8.       Shared Voting Power
Each              9.       Sole Dispositive Power    505,000
Reporting         10.      Shared Dispositive Power
Person With

       11. Aggregate Amount Beneficially Owned by Each Reporting Person  505,000

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       13. Percent of Class Represented by Amount in Row (11)     5.72

       14. Type of Reporting Person (See Instructions)
           Richard S. Vanek:  IN


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


Item 1.           Security and Issuer

Common Stock      Alanco Technologies, Inc.
                  15900 N. 78th Street, Suite 101
                  Scottsdale, AZ 85260

Item 2.           Identity and Background

         This Schedule 13D is filed on behalf of Richard S. Vanek, whose business address is located at 3220 Commander Drive, #101, Carrollton, TX 75006. Mr. Vanek is President of Excel/Meridian Data, Inc., a wholly owned subsidiary of Alanco Technologies, Inc., the issuer identified above. Mr. Vanek is a citizen of the United States of America.

         During the last five years, Mr. Vanek has not (i) been convicted of a criminal proceeding, excluding traffic violations or similar misdemeanors, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         Mr. Vanek acquired 400,000 shares of common stock directly from the issuer as part of a merger whereby the issuer purchased the assets of Excel/Meridian Data, Inc. (EMDI) effective June 1, 2000.

Item 4.           Purpose of Transaction

         Mr. Vanek's acquisition of common stock of the issuer is for investment purposes. As an employee of the issuer, Mr. Vanek has also been granted employee stock options with respect to the issuer's common stock for incentive purposes.

         Mr. Vanek's common stock position has been acquired as follows:

Common Stock:
------------

Date           Qty Acquired      Qty Sold        Comments
----           ------------      --------        --------
6/1/2000       400,000                        Acquired in EMDI
                                              purchase agreement
                                 ---------
TOTAL as of 10/30/01                 0            400,000
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Option Grants:
-------------

               Options     Exercise      Options
Date           Granted     Price         Exercised
----           -------     --------      ---------
6/21/2000      100,000     $1.95
3/6/2001         5,000     $2.35
               -------                   ---------

Subtotals      105,000                       0

TOTAL as of 10/30/01                                    105,000

         There is no present plan or proposal for Mr. Vanek to acquire any additional securities of issuer or dispose of securities presently owned, other than small acquisitions or sales of such securities for investment purposes. There is no extraordinary corporate transaction involving the issuer or any of its subsidiaries presently contemplated.

         There is no contemplated sale or transfer of any material amount of assets of the issuer or any of its subsidiaries.

         Mr. Vanek currently has 100,000 vested options to purchase shares of the issuer's common stock that were granted as part of his employment in June of 2000. Mr. Vanek was appointed as President of the issuer's wholly owned subsidiary, EMDI. Mr. Vanek has no agreement to be a member of the board of directors of the issuer nor does he have the right to fill any other vacancies on the board of directors.

         There is no contemplated material change in the present capitalization or dividend policy of the issuer. Nor are there any other contemplated material changes in the issuer's business or corporate structure.

         There are no contemplated changes in the issuer's Articles of Incorporation, Bylaws or other similar instruments or other actions which may impede the acquisition of control of the issuer by any person.

         There is no contemplated action which would cause a class of securities of the issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         Nor is any action contemplated which would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Nor is there any action contemplated similar to any of the actions discussed above.
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
Item 5.           Interest in Securities of the Issuer

         Richard S. Vanek beneficially owns aggregately 505,000 shares of the issuer's common stock, consisting of 400,000 shares owned outright and 105,000 options for shares. Said aggregate number of shares represents 5.72% of all issued and outstanding shares (when counting the option shares as issued shares). Mr. Vanek holds sole power to vote and sole power to dispose of said shares.

         During the past sixty days, Mr. Vanek has not acquired any additional shares of the issuer, nor has he been awarded any additional stock options.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Richard S. Vanek and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan adoption agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Mr. Vanek is the President of EMDI, a wholly owned subsidiary of the issuer, and his options to acquire shares of common stock are subject to the various option plans of the issuer.

Item 7.         Material to be filed as Exhibits

Excel/Meridian Data, Inc. Agreement and Plan of Reorganization - Incorporated by reference as exhibit included in Form 8-K filed on July 6, 2000.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2001

/s/Richard S. Vanek
------------------
Richard S. Vanek

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